February 25, 2010

Carmine Lekstutis, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Re: **Prospect Capital Corporation (the "Fund")**
        Shelf Registration Statement on Form N-2
        File Numbers 814-00659; 333-164270

Dear Mr. Lekstutis,

On January 8, 2010, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act"). Your cover letter to the filing requested that the staff perform a limited review in accordance with Securities Act Release No. 6510 (February 15, 1984). With certain exceptions, we have limited our review of the filing. The Fund is a business development company ("BDC") regulated under the Investment Company Act of 1940 ("1940 Act"). The filing was made to register an offering, pursuant to Rule 415 under the Securities Act, of the Fund's common and preferred stocks, debt securities, and warrants.

Our comments regarding the filing are set forth below.

General

1.   Earlier this year, the Fund announced that it was seeking to acquire Allied Capital Corporation. Please include appropriate disclosure in the prospectus about the proposed transaction, including any material risks, and the effect the merger would have on the Fund.

2.   We remind the Fund of its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

3.   Please advise the staff whether the Financial Industry Regulatory Authority has reviewed and passed upon the terms of the distribution arrangements, including all the compensation payable to the distributors?

Prospectus

<u>Outside Front Cover Page</u>

3. The table on the facing page of the registration statement is in a format different from that required by Item 1(g) of Form N-2. Confirm to the staff that any prospectus supplement used to sell shares will have the pricing table required by Item 1(g) of Form N-2.

<u>Prospectus Summary</u>

The Offering

4. The first paragraph states that the Fund will initially use the proceeds to pay down debts. Please disclose in the summary the total dollar amount of debt to be retired, and what percentage of the proceeds of the offering will be used in this manner. Also clarify whether the sales below NAV as discussed in the prospectus apply only to direct offerings of common stock by the Fund, or whether it also applies to the other securities and transactions covered by the registration statement.

5. In the last line of the third paragraph, please update the date of the last reported sales price.

Fees and Expenses

6. The fee table line item for management fee includes is inconsistent with Form N-2. Given the two fees, revise the fee table to include two line items: one for the asset based charge as expressed in net assets, and a second line item for the income and realized capital gain advisory fees of twenty percent. To help clarify that those two fees are not asset-based, the twenty percent number may be indented and not aligned under the other figures expressed as a percentage of net assets.

7. We suggest shortening the footnote 6 to the fee table to include only the first and last sentences of the footnote. The additional disclosure should be relocated to a more appropriate location in the prospectus. Also, please revise the last sentence to reflect information for the three months ended December 31, 2009.

8. Delete footnote 7 to or explain its relevance to the staff in light of the Fund's outstanding borrowing and intent to issue additional debt securities.

9. Revise footnote 8 to state that "other expenses" are based on estimated amounts for current the fiscal year. See Instruction 6 to Item 3 of Form N-2.

10. The financial statements later in the prospectus show a material investment by the Fund in money market funds. Please advise the staff why the fee table does not have the AFFE line item. Please confirm that, if the indirect costs are less than one basis point, such indirect expenses are nevertheless included in "other."

    Example

10. Please clarify the "stockholder costs" mentioned in the last sentence of the first paragraph, including what entity pays these costs.   Are these shareholder transaction expenses?

    Selected Condensed Financial Data of Prospect

11. Please revise the disclosure to state that financial information presented in this section for 2005 through 2009 has been audited. See Instruction 8 to Item 4 of Form N-2.

    Risk Factors

12. The prospectus discloses, in bold that the most recent net asset value was calculated on September 30, 2009, and when calculated effective December 31, 2009 may be higher or lower. Please update this information.

12. Please update the effective date referenced in this subheading.

> If we sell common stock at a discount to our net asset value per share, stockholders who do not participate in such sale will experience immediate dilution in an amount that may be material.

    The Energy Industry is Subject to Many Risks

16. If applicable, please revise this section of the prospectus to address the Commission's recent release providing interpretive guidance on disclosure related to business or legal developments regarding climate change.

    Senior Securities

17.   The disclosure under this section states that information denoted with a "--" reflects "information which the SEC expressly does not require to be disclosed for certain types of senior securities." Please inform the staff to what this is referencing. Please provide us with the omitted information.

Price Range of Common Stock

14. Please update all dates in footnotes 3 and 4

Plan of Distribution

18. The section discloses that the Fund may engage in transferable and non-transferable offerings, and appears to set forth contradictory statements in the first and fifth paragraphs regarding the issuance of rights to subscribe to common stock at and below net asset value. Please reconcile this disclosure.

With respect to transferable rights offerings, such offerings should be consistent with an understanding that they are to be designed for exceptional and not routine circumstances. In this connection, Investment Company Act Release No. 9932 (September 15, 1977) indicates that transferable rights offerings are truly exceptional, that the exception permitting them is to be construed narrowly, and that directors must make a determination that there is a reasonable likelihood that existing shareholders will exercise a very substantial majority of the rights. Explain to the staff the manner in which the Fund's offerings are to be structured consistent with these required determinations.

Disclosure in the second paragraph states that, "[i]n addition, pursuant to the terms of certain applicable registration rights agreements entered into by us or that we may enter into in the future, certain of our stockholders may resell shares of our common stock under this prospectus and as described in any related prospectus supplement." Briefly summarize the type of information to be disclosed regarding such sales as required by Regulation S-K, Item 507.

19. The following paragraph was deleted from the current filing: "Any of our common stock sold pursuant to a prospectus supplement will be listed on The NASDAQ Global Select Market, or another exchange on which our common stock is traded." Indicate to the staff whether the deletion reflects a change in actual policy.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied to the staff in EDGAR correspondence, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your opinion.

Please advise us if you have submitted or expect to submit a no-action letter in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Fund may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact David Woliner at 202-551-6861 or me at 202-551-6976.

Sincerely,

Larry Greene
Senior Attorney